BabyQuip, Inc.



ANNUAL REPORT

3201 Zafarano Dr

Santa Fe, NM 87507

0

https://www.babyquip.com/

This Annual Report is dated August 20, 2025.

BUSINESS

Traveling with babies and toddlers is no easy task, and bulky baby gear makes it even harder. Founded in 2016, BabyQuip is the world's leading baby gear rental service, delivering clean, quality baby gear items—from car seats to strollers and more—to traveling families in over 2000 locations in the US, Canada, Mexico, the Caribbean, Australia, New Zealand, and several European locations. BabyQuip's managed marketplace and robust platform provide its community of over 2500 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear to families.

Most importantly, families love us! With an exceptional NPS Score consistently over 90 and over 100,000 five-star reviews, BabyQuip has helped over 300,000 families enjoy happier vacations. The company was featured on Shark Tank in March 2020, awarded Most Innovative Baby Equipment Service by LuxLife, and named a winner in the first-ever Good Housekeeping 2023 Family Travel Awards.

BabyQuip provides a managed marketplace for independent contractors, called Quality Providers (each a "QP" and collectively the "QPs"), to start and grow their own businesses renting baby gear to traveling families. Once QPs have been thoroughly vetted, with full background checks, and trained on cleaning and hospitality standards, they're able to start delivering gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices, and more.

Though QPs manage their own businesses on our platform, BabyQuip helps the QPs succeed by providing national marketing (including a flourishing social media program and strong promotions); a robust affiliate and partner network; and continued business and marketing education. BabyQuip keeps a percentage of gross merchandise value (GMV) of each order and also generates some revenue through minor fees, such as those collected from our Damage Waiver program or from administrative setup charges.

Previous Offerings

Type of security sold: Convertible Note Financing
Final amount sold: $1,052,777.77
Use of proceeds: Working Capital
Date: June 30, 2019
Offering exemption relied upon: 506(b)

Name: Series Seed-1, -2, -3, -4 Financing
Type of security sold: Equity
Final amount sold: $843,289.71
Number of Securities Sold: 1,521,634
Use of proceeds: Working Capital
Date: November 14, 2019
Offering exemption relied upon: 506(c)

Name: Series Seed-5 Preferred Financing
Type of security sold: Equity
Final amount sold: $1,300,621.83

Number of Securities Sold: 2,269,054
Use of proceeds: Working Capital
Date: March 31, 2021
Offering exemption relied upon: 506(c)

Name: Series Seed-6 Preferred Crowdfunding Offering
Type of security sold: Equity
Final amount sold: $3,493,583.42
Number of Securities Sold: 4,296,090
Use of proceeds: Working Capital
Date: April 15, 2022
Offering exemption relied upon: Regulation CF

Name: Series Seed-7 Preferred Crowdfunding Offering
Type of security sold: Equity
Final amount sold: $1,225,301.94
Number of Securities Sold: 1,342,517
Use of proceeds: Working Capital
Date: February 13, 2024
Offering exemption relied upon: Regulation CF

Name: Series Seed-8 Preferred Stock
Type of security sold: Equity
Aggregate Amount Sold to Date: $2,487,456.82
Number of Securities Sold: 2,324,726
Use of proceeds: Working Capital
Date: Ongoing
Offering exemption relied upon: 506(c)

The Series Seed-8 Preferred Stock is generally pari passu to the other series of Preferred Stock of the Company except as otherwise set forth in (i) the Charter and (ii) that certain Series Seed-8 Preferred Stock Investment Agreement, dated as of July 21, 2023, by and among the Company and certain investors.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

2024 vs. 2023

BabyQuip experienced strong revenue growth in 2024 vs. 2023, with GMV (a measure of the overall revenue the company collected, less tips and tax, before payouts to Quality Providers), up to over $19M, +18% vs. YA. The GMV growth resulted from significantly more baby gear rental orders (100k+ reservations in 2024). The Net Revenue growth to $6M reflected the above as well as improvement to the take rate (the amount of money the company retains after paying out the Quality Providers, calculated as Net Revenue as a percent of GMV) from 28.9% to 31.5%, which reflected the additional revenue from offering Damage Protection coverage.

The Gross Margin was $5.25M, +30.6% vs. 2023 as a result of the overall business growth. Gross Margin was 87% of Net Revenue, +1 percentage point vs. LY, driven primarily by increased Damage and Cancellation program revenue.

Other operating Expense was $2.3M, up 41% from PY, driven by increased General Liability insurance (+$110k in 2024), and legal fees related to development of new initiatives (+$63k in 2024).

Net Operating Loss was -2.39M, 19.2% lower than 2023 reflecting higher revenue and carefully controlling expenses. Net Operating Loss as a percent of Net Revenue declined from 43% of Net Revenue to 40% of Revenue. Overall Net Income was -$2.5M, +15% vs. 2023, reflecting higher state and local tax payments and interest expense on EIDL loan, as well as higher marketing costs.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to invest in development of our services, international expansion, and new service offerings. Past cash was primarily generated through generating revenues and equity investment. Our goal is to become cash flow positive from operations in 2026 for our business in the United States.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $904,555.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SD Loan
Amount Owed: $467309
Interest Rate: 3.75%
Maturity Date: June 5, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frances Allocca Maier

Frances Allocca Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO, CFO and Chairman of the Board
Dates of Service: May, 2016 - Present
Responsibilities: Ms. Maier is responsible for all aspects of the company including management, strategy, and fundraising. Frances currently receives an annual salary of $100k plus 20% bonus potential.

Name: Fernando Carranza
Positions and offices currently held with the issuer: Board Director
Dates of Service: March, 2024

Name: Justine Young Gottshall
Positions and offices currently held with the issuer: Board Director
Dates of Service: March, 2024

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Frances A. Maier Living Trust
Amount and nature of Beneficial ownership: 7,389,456
Percent of class: 26.639

Title of class: Series Seed-2 Preferred Stock
Stockholder Name: Frances A. Maier Living Trust
Amount and nature of Beneficial ownership: 200,481
Percent of class: 0.723

Title of class: Common Stock
Stockholder Name: Frances A. Maier
Amount and nature of Beneficial ownership: 865,383
Percent of class: 3.12

Title of class: Series Seed-5 Preferred Stock
Stockholder Name: Frances A. Maier
Amount and nature of Beneficial ownership: 1,308,443
Percent of class: 4.717

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), the

Company has the authority to issue up to 90,000,000 shares of capital stock, consisting of (a) 60,000,000 shares of common stock of the Company ("Common Stock"), par value $0.0001 per share, and (b) 30,000,000 shares of preferred stock of the Company ("Preferred Stock"), par value $0.0001 per share. As designated and further described in the Restated Certificate, the Preferred Stock is comprised of Series Seed-1 Preferred Stock ("Seed-1 Preferred"), Series Seed-2 Preferred Stock ("Seed-2 Preferred"), Series Seed-3 Preferred Stock ("Seed-3 Preferred"), Series Seed-4 Preferred Stock ("Seed-4 Preferred"), Series Seed-5 Preferred Stock ("Seed-5 Preferred"), Series Seed-6 Preferred Stock ("Seed-6 Preferred"), and the newly designated Preferred Stock comprised of Series Seed-7 Preferred Stock ("Seed-7 Preferred") and Series Seed-8 Preferred Stock ("Seed-8 Preferred").

The following description is intended to summarize the material terms related to the Company's capital stock. The following summary is not purported to be a complete depiction and is qualified in its entirety by the Restated Certificate and the bylaws of the Company, as amended (the "Bylaws"). For a complete description of the Company's capital stock, each investor should refer to the Company's Restated Certificate.

Common Stock:

General: 9,876,319 shares of Common Stock are currently issued and outstanding. Options for 3,583,906 shares of Common Stock are currently issued and outstanding under the Company's Equity Incentive Plan (the "Plan"), and 1,133,004 shares of Common Stock currently remain available for issuance under the Plan. Additionally, warrants to purchase 470,164 shares of Common Stock are currently issued and outstanding.

Voting Rights: The holders of Common Stock are entitled to one vote for each share of Common Stock on matters presented to the stockholders for their action or consideration at any meeting of the stockholders (and written actions in lieu of meetings thereof). Unless required by law, there shall be no cumulative voting.

Material Rights: The holders of Common Stock maintain dividend and liquidation rights, provided that such rights are subject to and qualified by the rights, powers, and privileges of the holders of Preferred Stock.

Preferred Stock:

Seed-8 Preferred: 2,523,364 shares of Seed-8 Preferred are authorized for issuance. To date, 2,324,726 shares of Seed-8 Preferred have been sold to investors in the Series Seed-8 Preferred Financing and remain issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-7 Preferred: 2,803,738 shares of Seed-7 Preferred are authorized for issuance, and 1,342,517 shares of Seed-7 Preferred were sold to investors in the Crowdfunding Offering and remain issued and outstanding. The Company closed the Crowdfunding Offering on February 13, 2024.

Voting Rights: See narrative below, except as described below the Seed-7 Preferred is pari passu with all other series of Preferred Stock. In particular, the Seed-7 Preferred is subject to a voting proxy as detailed below.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-6 Preferred: 4,296,090 shares of Seed-6 Preferred are authorized for issuance, and 4,296,090 shares of Seed-6 Preferred are currently issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-5 Preferred: 2,269,054 shares of Seed-5 Preferred are authorized for issuance, and 2,269,054 shares of Seed-5 Preferred are currently issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-4 Preferred: 2,384,565 shares of Seed-4 Preferred are authorized for issuance, and 2,384,565 shares of Seed-4 Preferred are currently issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-3 Preferred: 1,613,384 shares of Seed-3 Preferred are authorized for issuance, and 1,613,384 shares of Seed-3 Preferred are currently issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-2 Preferred: 2,110,616 shares of Seed-2 Preferred are authorized for issuance, and 2,110,616 shares of Seed-2 Preferred are currently issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Seed-1 Preferred: 1,578,139 shares of Seed-1 Preferred are authorized for issuance, and 1,521,364 shares of Seed-1 Preferred are currently issued and outstanding.

Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Narrative Description of Preferred Stock Voting Rights: The voting rights of each series of Preferred Stock are generally pari passu with the other series of Preferred Stock, except as set forth in the narrative below with respect to the Seed-7 Preferred.

Proxy for Seed-7 Preferred Stockholders. As a condition to the purchase and upon the issuance of the Seed-7 Preferred, each purchaser of Seed-7 Preferred who invested in the Crowdfunding Offering (each, a "Seed-7 Investor") irrevocably appointed the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Seed-7 Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with the Series Seed-7 Preferred Stock Investment Agreement and on behalf of the Seed-7 Investor, (i) vote all shares of capital stock of the Company directly or indirectly owned of record or beneficially by the Seed-7 Investor or their transferee (such shares, the "Voting Shares"), at any time and from time to time, on any matter for which approval of the Company's stockholders is sought or upon which the Company's stockholders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing (the "Proxy"). If the Seed-7 Investor is an individual, the Proxy will survive the death, incompetency and disability of the Seed-7 Investor, and if the Seed-7 Investor is an entity, the Proxy will survive the merger or reorganization of the Seed-7 Investor or any other entity holding the Seed-7 Preferred. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

All holders of Preferred Stock (the "Preferred Holders") are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, except as otherwise set forth in the Restated Certificate and subject to the irrevocable proxy executed by the Seed-7 Investors.

For so long as an aggregate of twenty-five percent (25%) of the Preferred Stock remains outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the issued and outstanding Preferred Stock, voting as a separate class (the "Requisite Majority"). These matters include any vote to:

alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock, although, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing (as defined in the Restated Certificate) shall not be deemed to alter the rights, powers or privileges of the Preferred Stock as then in effect;

increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;

other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

other than in connection with a "Permitted Exit" (as such term is defined in the Restated Certificate) liquidate, dissolve, or wind-up the business and affairs of the Company, or effect any "Deemed Liquidation Event" (as such term is defined in the Restated Certificate);

form or holder capital stock in a subsidiary, joint venture or similar business entity;

increase or decrease the size of the Board, other than in connection with a Permitted Financing;

unless approved by the Board, create, authorize or issue, any debt security (other than convertible debt securities, including convertible promissory notes and SAFEs) if the Company's aggregate indebtedness thereunder would exceed $500,000;

unless approved by the Board, make loans or advances except in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board;

unless approved by the Board or otherwise in the ordinary course of business, enter into or be party to a transaction with a director or executive officer or any "associate" of such person (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934); or

unless approved by the Board, materially change the nature of the Company's business.

Narrative Description of Materials Rights provided to the Preferred Stock:

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event:

(i) holders of Preferred Stock other than Seed-8 Preferred ("Junior Preferred") will be entitled to receive the greater of (a) the "Original Issue Price" (as such term is defined in the Restated Certificate), plus any dividends declared but unpaid thereon or (b) such amounts that the holders would have received had all shares of Preferred Stock been converted to Common Stock; and

(ii) holders of Seed-8 Preferred (each, a "Seed-8 Holder") will be entitled to receive an amount equal to $1.3375 per share of Seed-8 Preferred (subject to appropriate adjustment in the event of any Recapitalization Event (as defined in the Restated Certificate)), plus any dividends declared but unpaid thereon (the "Seed-8 Liquidation Preference"); provided, however, that notwithstanding the foregoing, the Seed-8 Liquidation Preference shall not exceed one and a quarter times the aggregate purchase price paid by the Seed-8 Holders for their respective shares Seed-8 Preferred thereof, when aggregating the Seed-8 Liquidation Preference and the Warrant Share Proceeds (as defined in the Restated Certificate) payable to such stockholder.

Holders of Preferred Stock (the "Preferred Holders") receive the foregoing distributions pari passu with the other holders of Preferred Stock, before any holders of Common Stock.

In the event of conversion of Preferred Stock, the shares of Preferred Stock are currently convertible into an equal number of nonassessable shares of Common Stock, subject to proportional adjustments for stock splits, stock dividends and the like, at any time at the option of the holder. All outstanding shares of Preferred Stock will automatically be converted into Common Stock upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, or (b) upon the vote or written consent of the Requisite Majority.

The Preferred Holders that have invested at least such amount as described in the corresponding Series Seed Preferred Stock Investment Agreement, may be designated as a "Major Purchaser" or "Major Investor" (as such terms are defined by the corresponding Series Seed Preferred Stock Investment Agreement). Major Purchasers are granted additional rights and preferences, including but not limited to, (i) certain information and inspection rights; and (ii) the right to purchase their pro rata share of the issuance of "New Securities" (as such term is defined by the corresponding Series Seed Preferred Stock Investment Agreement) by the Company issued in connection with financing activities, subject to certain exceptions.

Right of First Refusal: Article XIV of the Bylaws provides that any sale, assignment, pledge or transfer, or purported sale, assignment, pledge or transfer, of any shares of stock of the Company, whether voluntary, by operation of law, by gift or otherwise, shall be null and void unless such transfer complies with the requirements of the Company's right of first refusal (the "ROFR"), as provided therein. Particularly, in the event a stockholder desires to sell or otherwise transfer any shares of stock, the stockholder shall first provide written notice (the "Notice") to the Company describing the proposed transferee, the number of shares proposed to be transferred, the consideration, and all other terms related to such proposed transfer. Thereafter, for thirty (30) days following receipt of such Notice, the Company and/or its assignees shall have the option to purchase all or any number of shares on the terms provided therein. In the event the Company and/or its assignees elect not to acquire all of the shares specified in the Notice, such transferring stockholder may, within sixty (60) days following the option right provided to the Company and/or its assignee pursuant to the ROFR, transfer the non-acquired shares specified in the Notice to the proposed transferee. All shares sold by the transferring stockholder shall continue to be subject to the provisions of the Bylaws in the same manner as before said transfer.

In accordance with Section 1(g) of Article XIV of the Company's Bylaws, the provisions of the ROFR may be waived, amended or repealed by the Company upon a duly authorized action of its Board, or by written consent of the stockholders holding majority of the voting power of the Company, excluding the votes represented by such shares subject to the proposed transfer.

Notwithstanding the foregoing, the following transactions are exempt from the ROFR:

A stockholder's transfer of any or all of the stockholder's shares held during such stockholders' lifetime or on death by will or intestacy to such stockholder's immediate family, custodian, trustee, or any limited partnership;

A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution;

A stockholder's transfer of any or all of the stockholder's shares to the Company or to any other stockholder of the Company;

A stockholder's transfer of any or all of the stockholder's shares to a person who, at the time of the transfer, is an officer or director of the Company;

A stockholder's transfer of any or all of the stockholder's shares pursuant to the terms of any merger, consolidation, reclassification of shares, or capital reorganization of the stockholder, or pursuant to the sale of all or substantially all of the stock or assets of a stockholder;

A corporate stockholder's transfer of any or all of the stockholder's shares to any or all of its stockholders;

Transfer by a stockholder, which is a limited or general partnership or a limited liability company, to any or all of its partners, members, or former partners or members; or

Transfer by a stockholder, which is a trust, to any or all of its trustees, trustors, beneficiaries, or to an immediate family member.

Waiver of Statutory Information Rights. Other than stockholders who are Major Investors (as defined in the respective Series Seed Preferred Stock Investment Agreement), each of the holders of Seed-6 Preferred, Seed-7 Preferred and Seed-8 Preferred, on their own behalf and on behalf of their beneficial owners, waived any rights they might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in each such stockholder's capacity as a stockholder and does not affect any other information and inspection rights such holder of Seed-6 Preferred, Seed-7 Preferred and Seed-8 Preferred may expressly have pursuant to their respective Series Seed Preferred Stock Investment Agreement and any other agreements between such stockholders any the Company.

Drag Along Right. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Preferred Stock), (ii) the Requisite Majority, and (iii) the Board, then the Preferred Holders shall vote (in person, by proxy (with respect to the Seed-7 Investors) or otherwise or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Preferred Holders or any transferee thereof (the "Voting Shares"), and adopt, such Deemed Liquidation Event and execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of the drag along right, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by the drag along right will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

Exceptions to Drag Along Right. Notwithstanding the foregoing, the Preferred Holders need not comply with the drag along right described above in connection with any proposed sale of the Company (the "Proposed Sale") unless:

(v) any representations and warranties to be made by the Preferred Holder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such "Securities" (as such term is defined in the corresponding Series Seed Preferred Stock Investment Agreement) (including any shares of Common Stock issued or issuable upon the conversion thereof), including representations and warranties that (A) the Preferred Holder holds all right, title and interest in and to the Securities (including any shares of Common Stock issued or issuable upon the conversion thereof), the Preferred Holder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Preferred Holder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Preferred Holder have been duly executed by the Preferred Holder and delivered to the acquirer and are enforceable against the Preferred Holder in accordance with their respective terms and, (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Preferred Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(w) the Preferred Holder will not be liable for the inaccuracy of any representation or warranty made by any other individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(x) the liability for indemnification, if any, of the Preferred Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Securities, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to the Preferred Holder in connection with such Proposed Sale;

(y) liability will be limited to the Preferred Holder's applicable share (determined based on the respective proceeds payable to Preferred Holder in connection with the Proposed Sale in accordance with the provisions of the Restated

Certificate) of a negotiated aggregate indemnification amount that applies equally to all stockholders but that in no event exceeds the amount of consideration otherwise payable to the Preferred Holder in connection with the Proposed Sale, except with respect to claims related to fraud by the Preferred Holder , the liability for which need not be limited as to the Preferred Holder ; and

(z) upon the consummation of the Proposed Sale, (A) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Securities elect otherwise, (B) each holder of Securities will receive the same amount of consideration per share of such Securities as is received by other holders in respect of their shares of such same series, (C) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (D) unless the holders of at least a majority of the Securities elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for its products and services, that people think it's a better option than competing products and services, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The transferability of the Series Seed-7 Preferred Stock you purchased is limited Among other restrictions that may be imposed by the Company's operating documents, any Series Seed-7 Preferred Stock purchased through this Crowdfunding Offering is subject to certain limitations provided by the SEC in connection with your transfer of Series Seed-7 Preferred Stock, and you should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-7 Preferred Stock, and because the Series Seed-7 Preferred Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Series Seed-7 Preferred Stock cannot be resold for a period of one (1) year. The limited exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Such limitations on the transfer of the Series Seed-7 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-7 Preferred Stock in a potential private sale. Holders of Series Seed-7 Preferred Stock should be aware of the long-term nature of their investment in the Company. Each Purchaser in the Crowdfunding Offering represented to the Company that it is purchasing the Series Seed-7 Preferred Stock for its own account, for investment purposes and not with a view to resale or distribution thereof. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. There is currently no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a potential acquirer; however, that may never happen or it may happen at a price that results in you losing money on your investment. If the Company cannot raise sufficient funds it will not succeed The Company offered Series Seed-7 Preferred Stock in an aggregate amount of up to $2,307,691.47 in this Crowdfunding Offering, and closed on this Crowdfunding Offering on February 13, 2024, after raising an aggregate of $1,225,301.94. Nevertheless, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors and an increase in the total number of authorized shares available to the Company, and as a result, your ownership percentage will be diluted. The unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Minority Holder; Securities with Voting Rights The Series Seed-7 Preferred that an investor is buying has voting rights attached to them, but each investor who participates in this Crowdfunding Offering shall agree to be subject to the terms of a voting proxy. This means that, as a minority holder of Series Seed-7 Preferred Stock in this Crowdfunding Offering, you have granted a proxy to the CEO of the Company to vote your shares. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Crowdfunding Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. The development and commercialization of the Company's products and services are highly competitive. The Company faces competition with respect to products and services that it sells and may face competition for those that it may develop or commercialize in the future. Our competitors include major companies worldwide. The baby gear rental market is an emerging industry where new competitors are entering the market frequently. Some of the Company's competitors may have access to greater financial resources, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in acquiring and further developing technologies. Smaller or early stage companies, such as us, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will maintain market acceptance and its ability to generate meaningful additional revenues from its products and services. In order to be competitive and grow within our market, the Company must attract, recruit, retain and develop qualified personnel and the independent contractors who have needed experience. Recruiting and retaining highly skilled personnel is critical to the growth of the Company and our success. Such demands will result in increased expenses to hire necessary personnel and to train our existing teams in order to develop additional expertise. Failure to attract such personnel could delay the anticipated growth of the Company and our desired marketing goals, which may result in a loss of customers and revenue and adversely affect our operating results. The Company's expenses will significantly increase as we seek to execute on our current business model.Although the Company estimates that it has enough cash runway until end of year, the Company will be ramping up cash burn to promote revenue growth by expanding the Quality Provider Network and entering into new markets, including international locations; developing new services in order to meet more of the needs of traveling families; hiring new personnel to execute on new programs; and further developing other Company operations, such as continuing to invest and develop the Company's Trust and Safety program, after the completion of the Crowdfunding Offering. The foregoing expenses could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2025. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. If the contractor classification of the QPs that use the Company's platform is challenged, there may be adverse business, financial, tax, legal and other consequences. The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of workers as independent contractors. The tests governing whether a worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to change and divergent interpretations by various state, federal, and local authorities, all of which can create uncertainty and unpredictability for the Company. For example, effective January 1, 2020, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees. The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether the Company is party to such legal proceeding or not, that classifies a comparable worker as an employee instead of an independent contractor, could harm the Company's business, financial condition and results of operations, including as a result of: - monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; - injunctions prohibiting the continuance of existing business practices; - claims for employee benefits, social security, workers' compensation and unemployment; and other claims, - charges or other proceedings under laws and regulations applicable to employers and employees, including - risks relating to allegations of joint employer liability or agency liability. QPs for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with the Company's brand standards could potentially have repercussions that extend beyond that QPs' own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the Company. This, in turn, could materially and adversely affect the Company's business and operating results. If the Company is not able to attract and retain QPs, its financial performance may be negatively affected. The Company's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. The Company's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, then the Company's business and results of operations may be adversely affected. Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business. Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although the Company maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all. Operating results of the Company may fluctuate depending on factors that are difficult to forecast or may be outside the Company's control. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may have a corresponding negative impact on its business and results of operations, including, but not limited to, natural disasters or outbreaks of pandemics and epidemics, all of which have and may continue to disrupt normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations. Increase to Series Seed-8 Preferred Offering Separately from the Crowdfunding Offering, the Company is currently offering to issue and sell shares of Series Seed-8 Preferred Stock from made pursuant to Rule 506(b) of Regulation D under the Securities Act (the "Seed-8 Preferred Offering"), which Seed-8 Preferred Offering remains ongoing. The Company is making the Seed-8 Preferred Offering by way of separate offering documents, and is only made available to persons who are "accredited investors", as such term is defined in Regulation D of the Securities Act. The Company could have commenced selling the Seed-8 Preferred before the date on which the Crowdfunding Offering was made available to investors. The Company did not offer shares of Series Seed-7 Preferred Stock through the Seed-8 Preferred Offering, and as a result, any shares sold pursuant to the Seed-8 Preferred Offering were not taken from the shares of Seed-7 Preferred allocated in connection with the Crowdfunding Offering. Instead, the sale of Seed-8 Preferred from the Seed-8 Preferred Offering increased the issued and outstanding shares of the Company and diluted shareholders in the Crowdfunding Offering. The Company may increase the number of shares of Seed-8 Preferred allocated in connection with the Seed-8 Preferred Offering. If the Company does so, the sale of additionally allocated Seed-8 Preferred from the Seed-8 Preferred Offering, as increased, will increase the issued and outstanding shares of the Company and further dilute holders of Seed-7 Preferred. The foregoing dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both. The reviewing CPA has included a "going concern" note in the audited financials for the continued operations of the Company. The accompanying financial statements have been prepared assuming that the Company's continuing is a going concern. In the event the Company does not raise sufficient working capital and continues to experience its current operating losses, there will most likely be substantial doubt as to the Company's ability to continue. The Company has incurred losses from inception and has negative cash flows from operations, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow. Management has determined, based on the Company's recent history and liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted in the accompanying financial statements. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its products and services, respond to competitive pressures, or fund its operations. The accompanying financial statements do not include any adjustments that might result from this uncertainty. The Company has outstanding liabilities. Notes payable consisted of the following as of December 31, 2024: During 2021, the Company's existing loan from the U.S. Small Business Administration (the "SBA Loan") was increased by $350,000. The terms of the loan stayed the same as described above. The accrued interest payable on the SBA Loan amounted to $22,813 as of December 31, 2024. Additionally, in 2021, the Company entered into the SD Loan for a principal amount of $500,000, which maintains an interest rate of 3.75% per annum. As of December 31, 2024, the balance stands at $461,163. In March 2020, the Company acquired a cleaning business from TotSquad for $250,000. Ongoing minimum threshold payments are paid quarterly in addition to URL sharing. These payments vary based on monthly GMV sales and on average are between $5-$8k each quarter. The payments continued until March 2025, when the note was complete. As of March 31, 2025, the remaining balance stands at $89,963. These obligations are reported under Goodwill within the company's financial statements. Risk of Tariffs and Trade Restrictions The Company relies on equipment manufactured outside the United States, which exposes it to risks associated with tariffs, trade restrictions, and other regulatory barriers. Changes in U.S. trade policy, including the imposition of new tariffs, increases in existing tariffs, or the enforcement of additional import duties or quotas, could significantly increase the cost of acquiring necessary equipment. Such changes may arise due to geopolitical tensions, shifts in international trade agreements, or evolving government regulations. If tariffs or other trade restrictions materially increase costs, the Company may be forced to absorb the additional expenses, pass them on to customers, or seek alternative suppliers, which could disrupt operations, delay production, and negatively impact financial performance. Additionally, any restrictions on the importation of critical equipment could limit the Company's ability to scale or maintain its operations efficiently. There is no assurance that future trade policies will not adversely affect the Company's business, supply chain, or profitability.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 20, 2025.

BabyQuip, Inc.

By   /s/ *Frances Maier*

    Name: BabyQuip, Inc.

    Title: CEO & Chair of Board

Exhibit A

FINANCIAL STATEMENTS

BABYQUIP, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BabyQuip, Inc.
Santa Fe, New Mexico

Opinion

We have audited the financial statements of BabyQuip, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date the financial statements were issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 5, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	897,982	$	2,178,693
Prepaids And Other Current Assets		249,174		409,863
Total Current Assets		**1,147,156**		**2,588,556**
Intangible Assets, net		50,759		30,496
Goodwill		303,496		303,496
Total Assets	$	**1,501,411**	$	**2,922,548**
LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)				
Current Liabilities:				
Accounts Payable	$	308,836	$	116,495
Credit Card		16,132		53,111
Current Portion of Long Term Debt		12,678		16,667
Deferred Revenue		171,195		150,607
Other Current Liabilities		734,147		512,253
Total Current Liabilities		**1,242,988**		**849,134**
Long Term Debt Less Current Maturities		448,485		457,175
Other Long-Term Liabilities		-		131,935
Total Liabilities	$	**1,691,473**	$	**1,438,243**
STOCKHOLDERS' EQUITY/(DEFICIT)				
Preferred Stock		1,762		1,698
Common Stock	$	902	$	894
Additional Paid In Capital		12,425,720		11,447,872
Accumulated Deficit		(12,618,445)		(9,966,158)
Total Stockholders' Equity / (Deficit)		**(190,062)**		**1,484,305**
Total Liabilities And Stockholders' Equity / (Deficit)	$	**1,501,411**	$	**2,922,548**

See accompanying notes to financial statements.

For The Years Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	6,004,181	$	4,667,640
Cost of Revenue		753,163		646,624
Gross Profit		**5,251,018**		**4,021,016**
Operating Expenses				
Personnel Expenses		2,453,249		2,100,663
Professional Services		845,441		632,692
General And Administrative		1,676,512		1,174,635
Sales And Marketing		2,840,275		2,273,931
Total Operating Expenses		**7,815,477**		**6,181,922**
Operating Loss		**(2,564,459)**		**(2,160,906)**
Interest Expense		17,549		18,075
Other Expenses		70,279		52,812
Loss Before Provision For Income Taxes		**(2,652,287)**		**(2,231,792)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	$	**(2,652,287)**	$	**(2,231,792)**

See accompanying notes to financial statements.

BABYQUIP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY / (DEFICIT)

(USD $ in Dollars, except per share data)	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity / (Deficit)
Balance—December 31, 2022	**14,251,848**	**$1,424**	**8,809,770**	**$ 881**	**$ 9,050,264**	**$ (7,734,366)**	**$ 1,318,203**
Shares Issued Upon Exercise Of Stock Option	-	-	129,479	13	(13)	-	-
Issuance Of Preferred Stock	2,738,963	274	-	-	2,295,440	-	2,295,714
Stock-Based Compensation	-	-	-	-	102,181	-	102,181
Net Loss	-	-	-	-	-	(2,231,792)	(2,231,792)
Balance—December 31, 2023	**16,990,811**	**$1,698**	**8,939,249**	**$ 894**	**$ 11,447,872**	**$ (9,966,158)**	**$ 1,484,305**
Shares Issued Upon Exercise Of Stock Option	-	-	71,687	7		-	7
Issuance Of Preferred Stock	638,134	64	-	-	880,728	-	880,792
Stock-Based Compensation	-	-	-	-	97,120	-	97,120
Net Loss	-	-	-	-	-	(2,652,287)	(2,652,287)
Balance—December 31, 2024	**$ 17,628,945**	**$1,762**	**$ 9,010,936**	**$ 902**	**$ 12,425,720**	**$ (12,618,445)**	**$ (190,062)**

See accompanying notes to financial statements.

BABYQUIP INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(2,652,287)	$	(2,231,792)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:				
Amortization of intangibles		52,674		49,524
Share Based Compensation Expense		97,120		102,181
Changes In Operating Assets And Liabilities:				
Prepaids And Other Current Assets		160,689		(50,828)
Accounts Payable		192,341		77,211
Credit Card		(36,979)		34,199
Deferred Revenue		20,587		28,074
Other Current Liabilities		120,525		(45,334)
Net Cash Used In Operating Activities		**(2,045,330)**		**(2,036,764)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases Of Intangibles		(72,936)		(5,040)
Net Cash Used In Investing Activities		**(72,936)**		**(5,040)**
CASH FLOW FROM FINANCING ACTIVITIES				
Small Disater Loan Paymemt		(12,679)		(16,001)
Capital Contributions		880,728		2,295,440
Guaranteed Earn Out Payment		(30,495)		(29,960)
Net Cash Provided By Financing Activities		**837,555**		**2,249,479**
Change In Cash		**(1,280,711)**		**207,674**
Cash —Beginning Of Year		2,178,693		1,971,019
Cash —End Of Year	$	**897,982**	$	**2,178,693**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	17,549	$	18,075
Cash Paid During The Year For Taxes	$	3,462	$	6,497

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

BabyQuip Inc. was incorporated on May 2, 2016, in the state of Delaware. The financial statements of BabyQuip Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Fe, New Mexico.

The Company is a baby equipment rental service and marketplace offering clean, safe, and insured baby equipment in over 1,000+ cities across the US, Canada, Mexico, the Caribbean, Australia & New Zealand. The Company rents full-sized cribs, strollers, car seats, toys, books, highchairs, carriers, noise machines, baby baths, bouncy seats, pack 'n plays, monitors, jumpers, and many more baby gear items in order to improve the way families travel.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or because they are payable on demand.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash exceeded FDIC-insured limits by $285,301 and $1,240,919, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and trademarks and are amortized over the period of five and seven years, respectively.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples, or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350, and as of December 31, 2024, and 2023, the goodwill impairment is not material to these financial statements.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations. Under the acquisition method, the Company recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the purchase price over the fair value of identifiable net assets acquired is recorded as goodwill.

Asset Acquisitions

The Company accounts for asset acquisitions in accordance with ASC 805-50, Business Combinations – Asset Acquisition. An acquisition is accounted for as an asset acquisition if it does not meet the definition of a business under ASC 805. In such cases, the total cost of the acquisition, including direct transaction costs, is allocated to the individual identifiable assets acquired and liabilities assumed on a relative fair value basis.

Identifiable intangible assets acquired in an asset acquisition are recognized if they meet the definition of an intangible asset under ASC 350 and are amortized over their estimated useful lives. Goodwill is not recognized in an asset acquisition. Transaction costs are capitalized as part of the asset's cost.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. During the years ended 2024 and 2023 there was no impairment of long-lived assets.

Cost of Revenue
Costs of sales include payment processing fees and other directly related expenses.

Revenue Recognition
The Company generates revenue from facilitating guest bookings of baby equipment offered by hosts on the Company's platform (referred to as the "Marketplace service"). The Company generates substantially all revenue from rentals booked on its platform.

The Company accounts for revenue under the Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers (ASC 606) using the 5-step criteria.

The Company considers both hosts and guests to be its customers. The Company's Terms of Service ("TOS"), made by a guest, the host agrees to provide the use of the baby equipment. At such time, the host and guest also agree upon the applicable booking value as well as host fees and guest fees (collectively "service fees"). The amounts charged for rental fees for the Marketplace service vary based on factors such as the equipment type, the day of the week, the time of the booking, and the duration of the trip. The Company charges service fees in exchange for certain activities, including the use of the Company's platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, these services integrate together to form a single performance obligation, which is to facilitate the booking of baby equipment. The Company's service occurs upon the completion of a check-in event (a "check-in") whereby the guest receives possession of the equipment for use over the specified contract period. The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in, and the Company has the right to receive payment for the fulfillment of the performance obligation. which are listed on its website, govern the use of the Company's platform.

The Company charges service fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the guest on behalf of the host and the applicable guest fees owed to the Company using the guest's pre-authorized payment method. After the rental is complete, the Company disburses the booking value to the host, less the fees due from the host to the Company.

The Company's Terms of Service stipulate that a host may cancel a confirmed booking at any time up to check-in. Therefore, the Company determined that for accounting purposes, each booking is a separate contract with the host and guest, and the contracts are not enforceable until check-in. Since an enforceable contract for accounting purposes is not established until check-in, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2024, and 2023. The service fees collected from customers prior to check-in are recorded as unearned fees on the balance sheet. Unearned fees are not considered contract balances under ASC 606-10-50-8 because they are subject to refund in the event of a cancellation. Unearned fees also consist of non-refundable payments from customers related to trips currently in progress at period end.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation for its Marketplace service, the Company considers whether it controls the right to use the equipment before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the booking of the equipment, whether it has inventory risk associated with the equipment, and whether it has discretion in establishing the prices for the equipment booked. The Company determined that it does not establish pricing for equipment listed on its platform and does not control the right to use the host's equipment at any time before, during, or after the completion of a rental booked on the Company's platform. Accordingly, the Company has concluded that it is acting in an agent capacity, and revenue is presented net, reflecting the service fees received from the Marketplace service.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,840,275 and $2,273,931 respectively which are included in sales and marketing expenses.

Related Party Transactions

The Company identifies related parties based on the guidance in ASC 850, Related Party Disclosures. Related parties include affiliates of the Company, members of the Board of Directors, executive officers, and entities in which such persons hold a significant ownership or management role. Transactions with related parties are accounted for in accordance with the terms agreed upon between the parties and are disclosed when material.

The Company discloses all material transactions with related parties, including the nature of the relationship, the terms of the transaction, amounts involved, and any outstanding balances at period end. When applicable, the Company evaluates such transactions for reasonableness and whether they were conducted on terms equivalent to those that would prevail in an arm's-length transaction."

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Option Pricing Model (OPM) to determine the fair value of stock options.

Income Taxes

BabyQuip Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 5, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance,

(ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Prepaid Expenses	$ 249,174	$ 409,863
Total Prepaids and Other Current Assets	**$ 249,174**	**$ 409,863**

Other current liabilities consist of the following items:

Other Current Liabilities:

As of December 31,	2024	2023
Accrued Expenses	131,530	84,107
Accrued Salaries	257,806	313,069
Sales Tax Payable	218,442	92,265
Accrued Interest	-	22,813
Guaranteed Earn-out Payment	126,369	-
Total Other Current Liabilities	**$ 734,147**	**$ 512,253**

Other long-term liabilities consist of the following items:

Other long-term liabilities

As of December 31,	2024	2023
Guaranteed Earn-out Payment	$ -	$ 131,935
Total Other Long-Term Liabilities	**$ -**	**$ 131,935**

During 2020, the Company acquired certain assets and liabilities of CleanBee, LLC. Pursuant to the purchase agreement, the Company acquired assets, including customers and suppliers lists, and assumed liabilities of gift card liability in exchange for a total of 184,469 common shares and a guaranteed amount of $250,000.

Guaranteed amount consists of $25,000 payment made upon execution of the agreement and future payments based on the percentage of future gross merchandise volume. A total of $25,960 and $30,495 payments were made during 2023 and 2024, respectively, resulting in a balance of $131,935 and $126,369 as of December 31, 2023 and 2024.

4. BUSINESS COMBINATION

During 2020, the Company acquired certain assets and liabilities of CleanBee, LLC. Pursuant to the purchase agreement, the Company acquired assets, including customers and suppliers lists, and assumed liabilities of gift card liability in exchange for a total of 184,469 common shares and a guaranteed amount of $250,000. The Company recognized has $305,496 goodwill in connection with its acquisition of the assets and certain liabilities of CleanBee, LLC. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2020, determined there is no impairment of goodwill.

This acquisition was accounted for using the acquisition method of accounting. The fair value of assets, liabilities and the purchase price allocation as of March 12, 2020 was as follows:

	Allocation of Purchase Price
Total Assets	$ -
Gift Card Liability	$ 2,000
Total Liability	$ (2,000)
Number of Common Stock	184,469
Value of stock on the date of issuance	**0.29**
	$ 53,496
Guranteed Payment	$ 250,000
Purchase Consideration	303,496
Goodwill	$ (305,496)

5.   INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of December 31,		2024		2023
Trademark	$	77,689	$	77,689
Website		124,926		51,990
Intangibles, at Cost		**202,615**		**129,679**
Accumulated Amortization		(151,856)		(99,183)
Intangible Assets, net	$	**50,759**	$	**30,496**

During the years ended December 31, 2024, and December 31, 2023, the Company acquired certain video content assets and website URL from an unrelated third party for a total purchase price of $72,937 and $5,040, respectively. The transaction did not include the transfer of processes, workforce, or other inputs and therefore did not meet the definition of a business under ASC 805. Accordingly, the transaction was accounted for as an asset acquisition in accordance with ASC 805-50.

The entire purchase price was allocated to identifiable intangible assets, specifically video content in 2024, and website URL in 2023, and was capitalized under intangible assets. The Company determined that the video content and URL have a finite useful life of 1 year, and accordingly began amortizing the asset on a straight-line basis over that period.

Amortization expenses for intangible assets for the fiscal year ended December 31, 2024, and 2023 were in the amounts of $52,674 and $49,524, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 28,769
2026	21,990
Total	$ **50,759**

6. GOODWILL

The following is the roll forward as of December 31, 2024, and December 31, 2023.

Balance as of December 31, 2022	**$**	**303,496**
Acquisitions		-
Amortization		-
Write-off		-
Balance as of December 31, 2023	**$**	**303,496**
Acquisitions		-
Amortization		-
Write-off		-
Balance as of December 31, 2024	**$**	**303,496**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 60,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 9,010,936 shares and 8,939,249 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 19,578,950 shares designated as Preferred Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 17,628,945 and 16,990,811 Preferred Shares have been issued and outstanding, respectively.

Liquidation Preferences

Unconverted preferred shares receive their liquidation preference first, then also participate in remaining distributions with common stockholders.

Voting rights

Preferred stockholders vote as converted with common stock as a single class. They have protective provisions/veto rights over major corporate actions like altering rights, issuing senior securities, declaring dividends, and liquidation events.

Dividend rights

All dividends are declared pari passu (equally) between preferred and common stock on an as-converted basis. No cumulative dividend rights are specified for the preferred stock.

8. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,390,915 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options
The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2023
Expected Life (Years)	4
Risk-Free Interest Rate	1.59%
Expected Volatility	60%
Annual Dividend Yield	0%

No options were granted in 2024. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.
Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**2,712,295**	**$ 0.08**	**4.00**
Granted	980,485	0.16	-
Exercised	(129,479)	(0.16)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**3,563,301**	**$ 0.16**	**3.60**
Exercisable Options at December 31, 2023	**3,563,301**	**$ 0.16**	**3.60**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**3,563,301**	**$ 0.16**	**3.20**
Exercisable Options at December 31, 2024	**3,563,301**	**$ 0.16**	**3.20**

As of December 31, 2024, no shares remained available for future grants under the Plan. Total share-based compensation expenses recognized in the statement of operations for the years 2024 and 2023 were $97,120 and $102,181, respectively.

The fair value of the stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2024, was approximately $0. The total fair value of the stock awards vested during 2024 was $0.

9. DEBT

Loans

During the years presented, the Company entered into loan agreements. The details of the Company's loans and the terms are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SD Loan	$ 500,000	3.75%	Fiscal year 2021	6/5/2050	$ 12,678	$ 448,485	$ 461,163	$ 16,667	$ 457,175	$ 473,842
Total					$ 12,678	$ 448,485	$ 461,163	$ 16,667	$ 457,175	$ 473,842

The summary of the future maturities is as follows:

As of December 31,

2025	$12,678
2026	12,678
2027	12,678
2028	12,678
2029	12,678
Thereafter	397,773
Total	**$461,163**

10. RELATED PARTY TRANSACTIONS

In 2024, BabyQuip incurred $128,987.50 in legal fees from InfoLawGroup LLP ("ILG"), a related party. ILG is co-managed by Justine Gottshall, a member of BabyQuip's Board of Directors. While Ms. Gottshall did not directly provide legal services, the firm is considered a related party due to her executive role.

As of December 31, 2024, BabyQuip owed ILG $53,729. Payment was delayed due to seasonal cash flow constraints, with Ms. Gottshall's awareness. The 2024 balance was fully paid as of July 23, 2025.

As of July 31, 2025, the Company owes ILG $24,059.50 for legal services provided from January through May 2025. BabyQuip hired in-house counsel in April 2025 to reduce reliance on outside legal firms. 2024 legal costs were elevated due to significant contract work tied to a strategic partnership launched in June 2025.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of December 31,	2024	2023
Net Operating Loss	$ (787,729)	$ (662,842)
Valuation Allowance	787,729	662,842
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (3,747,678)	$ (2,959,949)
Valuation Allowance	3,747,678	2,959,949
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $12,618,445. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

On or about February 18, 2025, the Company received correspondence from the claimant's attorney alleging that the Company website installed certain software in violation of the California Invasion of Privacy Act ("CIPA"). The Company has denied the claims. To avoid additional potential expense to defend the allegations, both Company and claimant have agreed to settle all claims in accordance with the terms of a proposed Settlement and Release Agreement pursuant to which Company will pay claimant the amount of $9,500. The parties are in the process of finalizing the terms of the Settlement Agreement. Estimated legal fees incurred by the Company are less than $3,000.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through August 5, 2025, which is the issuance date of these financial statements.

In 2025, Company entered into a contract with a major online marketplace for vacation rentals, a leading vacation rental platform, to bring trusted baby and family gear rentals directly to traveling families. Company now reaches millions of family travelers at the ideal moment—while planning and preparing for their trips—dramatically increasing brand visibility and conversion potential.

No other subsequent events requiring disclosure or adjustment to the financial statements were identified.

14. GOING CONCERN

The Company has a net operating loss of $2,564,459, an accumulated deficit of $12,618,445, a net operating cash outflow of $2,045,330 and liquid assets in cash of $897,982. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months from the date financial statements were issued.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain a sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Frances Maier, Principal Executive Officer of BabyQuip, Inc., hereby certify that the financial statements of BabyQuip, Inc. included in this Report are true and complete in all material respects.

Frances Maier

CEO & Chair of Board